Exhibit 12(b)

                               Idaho Power Company
                       Consolidated Financial Information

 Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements


                                                    Twelve Months Ended December 31,
                                                         (Thousands of Dollars)

                                     1990       1991       1992       1993       1994       1995
Computation of Ratio of Earnings to
 Fixed Charges:
   Consolidated net income         $ 69,241   $ 57,872   $ 59,990   $ 84,464   $ 74,930   $ 86,921

Income taxes:
  Income taxes (includes amounts
    charged to other income and
    deductions)                      26,418     24,321     24,601     38,057     35,307     49,497
   Investment tax credit adjustment  (3,184)    (3,177)    (1,439)    (1,583)    (1,064)    (1,086)

      Total income taxes             23,234     21,144     23,162     36,474     34,243     48,412

Income before income taxes           92,475     79,016     83,152    120,938    109,173    135,333

Fixed Charges:
   Interest on long-term debt        50,119     54,370     53,408     53,706     51,173     51,146
  Amortization of debt discount,
     expense and premium - net          309        374        392        507        567        567
    Interest on short-term bank
     loans                            1,027        935        647        220      1,157      3,144
    Other interest                    2,259      3,297      1,011      2,023      1,537      1,598
    Interest portion of rentals         902        884        683      1,077        794        925

      Total fixed charges            54,616     59,860     56,141     57,533     55,228     57,381

    Preferred dividends
     requirements                     5,685      6,663      7,611      8,547     10,682     12,392

     Total fixed charges and
       preferred dividends           60,301     66,523     63,752     66,080     65,910     69,773

Earnings - as defined              $147,091   $138,876   $139,293   $178,471   $164,401   $192,714

Ratio of earnings to fixed charges and
   preferred dividends                2.44X      2.09X      2.18X      2.70X      2.49X      2.76X
